Dated:  December 31, 2003

THIS NOTE HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

No. 1                                                                                                                                                               $4,500,000

SOUTHERN EXPOSURE HOLDINGS, INC.

SUBORDINATED PROMISSORY NOTE

            This Note (this "Note") is issued by Southern Exposure Holdings, Inc., a Florida corporation (the "Obligor"), to Dale W. Mars, Trustee of the Dale W. Mars Trust Dated 07-16-97 (the "Holder"), pursuant to Section 1.2(b) of that certain Plan and Agreement of Merger and Stock Purchase Agreement (the "Stock Purchase Agreement") of even date herewith.  Pursuant to the Stock Purchase Agreement, this Note is being issued in connection with the merger (the "Merger") of Southern Exposure Unlimited of Florida, Inc. ("TARGET1") and SE Tops of Florida, Inc. ("TARGET2"), and the sale (the "Sale") by Dale W. Mars ("Mars"), an individual resident of the State of Florida, of 50% of the outstanding capital stock of SouthernStone Cabinets, Inc. ("TARGET3") (collectively, the "TARGETS").  This Note evidences a portion of the consideration owed by the Obligor to the Holder and Mars in connection with the Merger and Sale.

            FOR VALUE RECEIVED, the Obligor hereby promises to pay to the Holder or his registered assigns the principal sum of $4,500,000, together with accrued interest on the following terms:

            Payments.  Payments of principal and interest (interest shall be calculated as set forth in the following section) on the outstanding principal balance hereof shall be due and payable quarterly, in arrears, commencing on July 1st, 2004, and shall continue thereafter on each October 1st, January 1st, April 1st, and July 1st (each, a "Payment Date") until paid in full.  The amount of a payment on each Payment Date shall be the greater of (i) the amount of principal and interest that would be payable under a 10-year amortization schedule, or (ii) 60% of the Free Cash Flow (defined below)  of  the calendar quarter that precedes the Payment Date by two calendar quarters, commencing with the calendar quarters ended March 31, 2004, which shall be measured against the calculation set forth above for the Payment Date of July 1st, 2004 (the "Payment Calculation Formula").  For purposes of this Note, "Free Cash Flow" for the applicable quarter shall equal the sum of (y) the aggregate EBITDA (meaning net income using an accrual basis of accounting before interest, taxes, depreciation, and amortization) of TARGET1 and TARGET2 (as merged into MERGERSUB1 and MERGERSUB2 in accordance with the Stock Purchase Agreement), less state and local tax expense, less interest expense related to this Note, plus any corporate overhead expense charged to TARGET1 or TARGET2 by the Obligor or HSOA (defined below), for the applicable quarter, and (z) the amount of cash received by the Obligor or HSOA from TARGET3 during the applicable quarter, whether such cash receipts were structured as management fees, dividends, or any other type of cash disbursement from TARGET3 to the Obligor or HSOA.  Such quarterly payments shall continue until the first to occur of:  (a) the outstanding principal balance is paid in full or (b) the tenth annual anniversary of the date of this Note (the "Maturity Date").  A payment that is made under subsection (ii) of the Payment Calculation Formula set forth above shall be considered a prepayment of this Note to the extent that such payment exceeds the payment that would be required under subsection (i) of the Payment Calculation Formula.  This Note may be prepaid at any time without penalty.  All payments made hereunder shall be credited first to accrued and unpaid interest, and the balance, if any, to principal.  Prepayment in whole shall be accompanied by an amount of interest equal to the interest accrued thereon to the date of receipt of such prepayment in immediately available funds.

            Interest.  Interest shall accrue on the outstanding principal balance hereof at an annual rate equal to two percent (2.0%) in excess of the one-month London Interbank Offering Rate (as published in The Wall Street Journal and adjusted on the first day of each calendar quarter beginning on January 1, 2004) and, as set forth above, shall be paid on each Payment Date.  Interest shall accrue commencing on January 1, 2004.  Interest shall be calculated on the basis of a 360-day year and the actual number of days elapsed, to the extent permitted by applicable law.  Interest hereunder will be paid to the Person (as defined in Section 4) in whose name this Note is registered on the records of the Obligor regarding registration and transfers of Notes (the "Note Register").

            Pledge and Security Agreement; Guaranty.  This Note is secured by a Pledge and Security Agreement (the "Security Agreement") of even date herewith among the Obligor, and the Holder.  Home Solutions of America, Inc., a Delaware corporation, and the parent of the Obligor ("HSOA"), has guaranteed the payment and performance of this Note pursuant to the terms of a Guaranty Agreement of even date herewith.

                This Note is subject to the following additional provisions:

                Section 1.        This Note is exchangeable for an equal aggregate principal amount of Notes of different authorized denominations, as requested by the Holder surrendering the same.  Obligor shall pay upon demand all fees, taxes, costs and expenses of Holder incurred by reason thereof, including but not limited to attorneys' fees and any documentary stamp or other taxes (other than income taxes on payments made).

                Section 2.        Events of Default.

                (a)        An "Event of Default", wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

                        (i)         Any default in the payment of the principal of, interest on or other charges in respect of this Note, as and when the same shall become due and payable (whether on an installment, a Payment Date, or the Maturity Date or by acceleration or otherwise); or

                        (ii)        The Obligor or HSOA shall commence, or there shall be commenced against the Obligor or HSOA under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Obligor or HSOA commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Obligor or HSOA or there is commenced against the Obligor or HSOA any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 61 days; or the Obligor or HSOA is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Obligor or HSOA suffers any appointment of any custodian or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of 61 days; or the Obligor or HSOA makes a general assignment for the benefit of creditors; or the Obligor or HSOA shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Obligor or HSOA shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Obligor or HSOA shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Obligor or HSOA for the purpose of effecting any of the foregoing.

                (b)        During the time that any portion of this Note is outstanding, if any Event of Default occurs and is continuing, the full principal amount of this Note, together with interest and other amounts owing in respect thereof, to the date of acceleration shall become at the Holder's election and upon 10 days written notice to the Obligor, immediately due and payable in cash.  In the event of a default, the interest on this Note shall accrue at a rate of eighteen percent (18%), or the highest rate permitted by law.  The Holder need not provide and the Obligor hereby waives any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by Holder at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

                Section 3.        Notices.  Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing and will be deemed to have been delivered:  (i) upon receipt, when delivered personally; (ii) three (3) days after mailing, when sent by registered or certified U.S. Mail, postage prepaid, return receipt requested; or (iii) one (1) Business Day (defined below) after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same.  The addresses for such communications shall be:

If to Obligor or HSOA:	Southern Exposure Holdings, Inc. c/o Home Solutions of America, Inc.
11850 Jones Road
Houston, Texas 77070
Attn: Frank J. Fradella, CEO

With Copy to:	J. Paul Caver, Esq. 3102 Maple Ave., Ste. 220 Dallas, Texas 75201

If to the Holder:	Dale W. Mars
801 Romano Key Circle
Punta Gorda, Florida 33955

With Copy to:	Guy E. Whitesman, Esq.
Henderson Franklin Starnes & Holt, P.A.
1715 Monroe Street
Fort Myers, FL 33901

or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three (3) business days prior to the effectiveness of such change.  Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, (ii) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (iii) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

Section 4.        Definitions.  For the purposes hereof, the following terms shall have the following meanings:

"Business Day" means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States or a day on which banking institutions are authorized or required by law or other government action to close.

"Person" means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

Section 5.        If this Note is mutilated, lost, stolen or destroyed, the Obligor shall execute and deliver, in exchange and substitution for and upon cancellation of the mutilated Note, or in lieu of or in substitution for a lost, stolen or destroyed Note, a new Note for the principal amount of this Note so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such Note, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Obligor.

Section 6.        This Note shall be governed by and construed in accordance with the laws of the State of Florida, without giving effect to conflicts of laws thereof.  Venue for any action arising hereunder shall be proper exclusively in Lee County, Florida.

Section 7.        Should any litigation be commenced between the parties hereto or their personal representatives concerning any provision of this Note or the rights and duties of any person in relation thereto, the party prevailing in such litigation shall be entitled to, in addition to such other relief that may be granted, its reasonable attorneys' fees and costs in such litigation.

Section 8.        Any waiver by the Holder of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note. The failure of the Holder to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note. Any waiver must be in writing.

Section 9.        If any provision of this Note is invalid, illegal, or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Obligor covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Obligor from paying all or any portion of the principal of or interest on this Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Obligor (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impeded the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

Section 10.      Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

Section 11.      Agreement to Subordinate.  Notwithstanding any other provision of this Note, the Holder hereby agrees to subordinate his rights under this Agreement to (i) the $4.0 million credit facility provided by Laurus Master Fund, Ltd. to HSOA prior to the closing of the Stock Purchase Agreement (the "Credit Facility"), and (ii) any renewal, extension, or refinancing of the Credit Facility up to  $6.0 million (a loan described in Section 11(i) or (ii) shall be referred to herein as a "Senior Loan"), pursuant to a subordination agreement or intercreditor agreement in a form required by the financing source providing the Senior Loan, provided that such agreement is reasonably acceptable to the Holder.

Section 12.      No Usury.  The Obligor does not intend or expect to pay, nor does the Holder intend or expect to charge, collect, or accept, any interest greater than the highest legal rate of interest that may be charged under any applicable law.  Should the acceleration hereof or any charges made hereunder result in the computation or earning of interest in excess of such legal rate, any and all such excess shall be and the same is hereby waived by the Holder, and any such excess shall be credited by the Holder to the principal balance hereof.

Section 13.      Assignment; Binding Effect and Amendment.  This Note may not be assigned, transferred or negotiated, by operation of law or otherwise, by Obligor without the prior written consent of Holder.  No permitted assignment shall release Obligor from any duty, responsibility, or liability hereunder.  The covenants, obligations and conditions herein contained shall be binding on and inure to the benefit of the heirs, legal representatives and permitted assigns or transferees of the parties hereto.  This Note may not be amended except in writing signed by both parties.

Section 14.      Taxes.  Obligor shall pay any and all taxes (other than income taxes), filing fees and documentary stamps resulting from or incurred by reason of this Note.

Section 15.      Right of Offset.  Obligor and HSOA shall have the right to offset payments owed to the Holder under this Note by Holder's indemnification obligations under the Stock Purchase Agreement, as set forth in Article VII of the Stock Purchase Agreement.

Section 16.      Counterparts.  This Note may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same document.  Facsimile signatures delivered shall be deemed to constitute originals.

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IN WITNESS WHEREOF, the parties hereto have executed this Subordinated Promissory Note as of the date set forth above.

THE OBLIGOR: SOUTHERN EXPOSURE HOLDINGS, INC.
By: Name: Title:

                                                                                    THE HOLDER:

                                                                                    Dale W. Mars, Trustee of the Dale W.
                                                                                    Mars Trust Dated 07-16-97

                                                                        By:
                                                                                    Dale W. Mars, Trustee